                             CPI INTERNATIONAL, INC.
                                 811 HANSEN WAY
                        PALO ALTO, CALIFORNIA 94303-1110

                                  March 9, 2006

VIA OVERNIGHT COURIER
---------------------

Michele M. Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 3720
Washington D.C. 20549

                  Re:      CPI INTERNATIONAL, INC.
                           AMENDMENT NO. 1 TO FORM S-1 FILED FEBRUARY 10, 2006
                           FILE NO. 333-130662
                           -----------------------------------------------------
Dear Ms. Anderson:

     We are writing in response to your letter to CPI International, Inc. (the
"COMPANY" or "WE") dated March 3, 2006. We have considered the additional comments of the Staff (the "STAFF") of the Securities and Exchange Commission
relating to our Amendment No. 1 to our Registration Statement on Form S-1 (File
No. 333-130662), filed on February 10, 2006 (the "REGISTRATION STATEMENT"), set
forth in the letter and have set forth below our responses to each of those comments. Comment numbering used for each response below corresponds to the comment numbering used in the Staff's letter.

                                      *****

Form S-1
--------

1.   WE NOTE YOUR DISCLOSURE IN NOTE 3 ON PAGE F-15 THAT "[T]HE ALLOCATION OF
     THE PURCHASE PRICE TO SPECIFIC ASSETS AND LIABILITIES WAS BASED, IN PART,
     UPON INDEPENDENT APPRAISALS AND INTERNAL ESTIMATES OF CASH FLOW AND
     RECOVERABILITY." IDENTIFY THE SPECIFIC ASSETS AND LIABILITIES WHOSE
     VALUATION WAS PERFORMED BY INDEPENDENT APPRAISALS VERSUS THOSE DEVELOPED BY
     THE COMPANY IN THIS SECTION AND ADVISE US. ALSO, IDENTIFY THE INDEPENDENT
     APPRAISER AND PROVIDE WRITTEN CONSENT AS REQUIRED BY SECURITIES RULE 436 OR
     REMOVE YOUR REFERENCE TO AN INDEPENDENT APPRAISER IN NOTE 3 AND ELSEWHERE,
     AS APPROPRIATE, IN THE FILING.

     We acknowledge the Staff's comment and will remove references to independent appraisals in our next amendment to the Registration Statement.

     The following table summarizes the values assigned to specific assets and liabilities in connection with our 2004 merger and indicates whether the valuation was performed by independent appraisers or by us:

                                                          Valuation Performed By
                                                          ----------------------
Net current assets                             $  33,368  Company
Property, plant and equipment                     70,079  Independent Appraiser
Identifiable intangible assets                    92,160  Independent Appraiser
Acquired in-process research and development       2,500  Independent Appraiser
Goodwill                                         139,614  Company
Debt and preferred stock                        (172,881) Company
Deferred tax liabilities, net                    (33,169) Company
                                              -----------
   Total                                       $ 131,671
                                              ===========

Identifiable intangible assets consist of the following:

Tradename - Eimac                                               4,400
Land lease                                                     11,810
Customer backlog                                               17,450
VED Core Technology                                            30,700
Government Programs - VED Application Technology                4,100
Varian Medical Systems - VED Application Technology             1,700
Other VED Program Application Technology                       14,000
X-Ray Generator Application Technology                          4,600
Satcom Application Technology                                   3,400
                                                            ----------
                                                             $ 92,160
                                                            ==========

2.   DISCLOSE, IN SUFFICIENT DETAIL, THE ASSUMPTIONS AND THE METHODOLOGIES YOU
     UTILIZE IN FAIR VALUING THE ASSETS AND LIABILITIES INCLUDING THE SUBSTANCE
     OF YOUR RESPONSES TO COMMENTS 54, 55, 56 AND 57. FULLY EXPLAIN TO READERS
     WHY YOU BELIEVE THE ASSUMPTIONS AND THE METHODOLOGIES REASONABLE.

                                      -2-

     We acknowledge the Staff's comment, and our next amendment to the
Registration Statement will include the following additional disclosures.

o    In footnote 2 to the Consolidated Financial Statements, "Summary of
     Significant Accounting Policies," we will add a new second paragraph to the
     "Goodwill and Other Intangible Assets" section of the footnote:

          "The values assigned to acquired identifiable intangible assets for technology were determined based on the excess earnings method of the income approach. This method determines fair market value using estimates and judgments regarding the expectations of future after-tax cash flows from those assets over their lives, including the probability of expected future contract renewals and sales, all of which are discounted to their present value."

o    In footnote 2 to the Consolidated Financial Statements, "Summary of
     Significant Accounting Policies," we will add a new second paragraph to the
     "Long-Lived Assets" section of the footnote:

          "The values assigned to land as of the merger date were determined based on the market or sales comparison approach, which estimates fair values through an analysis of recent sales of comparable assets. The values assigned to buildings, leasehold improvements, land improvements and personal property as of the merger date were determined based on the cost approach, which estimates fair values by determining the current cost of reproducing or replacing an asset with one of equivalent economic utility. The fair value of the long-term ground lease as of the merger date was based on the difference between discounted cash flows of our existing contract ground lease and the projected net operating income expected to be generated from the site assuming it was leased at market rates."

o    In footnote 3 to the Consolidated Financial Statements, "Mergers," we will delete the last sentence of the third paragraph that reads,

          "The following table summarizes the final allocation of fair value of the assets acquired and liabilities assumed at January 23, 2004 (in thousands):"

     and add the following three paragraphs after the third paragraph
     (immediately before the table whose first line reads "Net current assets"):

                                      -3-

          "As part of the valuation of the fair value of the identifiable intangible assets, we made assumptions about the useful lives of the various components of these intangible assets based on the expected timeframe that each component would continue to generate a revenue stream from current contracts and programs and anticipated future contracts. The useful lives were based on our knowledge of the existing technologies, competing technologies and rates of change for these technologies. We estimated the useful lives as follows: core VED technology--50 years; VED application technologies--25 years; and
          x-ray generator and satcom application technologies--15 years. Our valuation methodology used the excess earnings method of the income approach, which determines fair market value based on discounting the expected future after-tax cash flows from those assets over their lives, including probabilities of expected future contract renewals and sales, to their present value, using a weighted annual average cost of equity of 13.5% through fiscal year 2028 and 14.5% after fiscal year 2028. The higher rate for the later years was based on projected additional risk for this period.

          We did not separately value customer-related intangible assets because we believe the drivers of our value are our technology and derivative applications rather than the relationships that we have developed with our customers. The industries and markets in which we operate are competitive, and our success is based on our ability to provide technologically superior products at competitive prices, or comparable products at lower prices. Although customer relationships are important to our business, we believe these relationships are only as good as our technology and products.

          The following table summarizes the final allocation of fair value of the assets acquired and liabilities assumed at January 23, 2004 (in thousands):"

3.   IN REGARD TO YOUR RESPONSE TO COMMENT 56, EXPLAIN TO READERS WHY YOU DID
     NOT SEPARATELY IDENTIFY AND VALUE CUSTOMER RELATED INTANGIBLE ASSETS AS
     REQUIRED BY SFAS NO. 141.

     We acknowledge the Staff's comment, and our next amendment to the
Registration Statement will include the additional disclosures noted in our response to comment 2 above.

4.   TELL US HOW YOU CAPTURED IN YOUR PURCHASE ACCOUNTING THE VALUE OF YOUR NON
     US GOVERNMENT AND NON-VARIAN MEDICAL SYSTEMS CUSTOMER RELATIONSHIPS.

                                      -4-

     As described in our response to comment 3 above, we did not separately value customer relationships. However, our valuation of application technology was based on the revenue streams that we expect to receive from the associated current customer contracts, existing non-contractual customer relationship and future customers. In valuing our application technology, we divided the technology into the five categories described below.

     1.   Large U.S. Government Programs using vacuum electron device (VED)
          application technology. This represented, at the time of our January
          2004 merger, our 18 largest U.S. Government programs and included all then-current programs with expected revenues in excess of $1 million per year for both direct revenues to the U.S. Government and indirect revenues to prime contractors to the U.S. Government.

     2.   Varian Medical Systems Application Technology. This represented VED programs and products for Varian Medical Systems.

     3.   Other VED Application Technology. This represented all other VED programs and products excluding "Large U.S. Government Programs using
          VED application technology" and "Varian Medical Systems Application
          Technology".

     4.   X-Ray Generator Application Technology. This represented programs and products for x-ray generator applications.

     5.   Satcom Application Technology. This represented programs and products for satellite amplifier applications.

     The first two categories above reflect technology developed in connection with specific customers and programs. The value of our non-U.S. Government VED and non-Varian Medical Systems Application Technology--including expected revenue streams from the customer relationships associated with that technology--is captured as part of the purchase accounting valuation of items 3,
4 and 5 above: Other VED Application Technology, X-Ray Generator Application
Technology and Satcom Application Technology. Each of these categories was valued separately using the detailed methodology described in our prior response to comment 57 (which was contained in our response letter to the Staff dated
February 10, 2006).

5.   REFER TO RESPONSE TO COMMENT 56. EXPLAIN TO US IN GREATER DETAIL WHY IT IS
     REASONABLE TO CONCLUDE THAT YOUR CUSTOMER RELATIONSHIP INTANGIBLE ASSETS
     THAT RESULT IN THE RECURRING SALES OF SPARE PARTS AND THE REPAIR BUSINESS
     AND YOUR APPLICATION TECHNOLOGIES HAVE THE SAME USEFUL LIVES. IT APPEARS
     THAT YOU COULD CONTINUE TO HAVE RECURRING SALES OF SPARE PARTS AND PROVIDE
     REPAIR SERVICES FOR OLD PRODUCTS AFTER YOU HAVE INTRODUCED NEW PRODUCTS
     INTO THE MARKET PLACE. IT ALSO SEEMS REASONABLE TO ASSUME YOU WILL LOSE
     CUSTOMERS WHILE YOU CONTINUE TO SELL SYSTEMS BASED UPON YOUR APPLICATION
     TECHNOLOGY.

                                      -5-

     As discussed in our response to comment 3 above, we believe that our customer relationships do not have value that is independent from the value of our application technology. Accordingly, we have not specifically determined or calculated any separate useful lives for customer relationships.

     However, the lives of the customer relationships are directly related to the lives of the application technologies. During the life cycle of an application technology, and typically for any particular product, we make a mix of new product sales (i.e., sales of the product to customers, other than spares and repairs) as well as sales of the same product for spare parts and repairs, all at the same time (i.e., some customers will buy the products as new products while other customers are buying spares or repairs of those same products). For example, typically the U.S. Government will purchase a new product early in the product's life cycle, while foreign governments are permitted to buy the same product in the later stages of a product's life cycle when the U.S. government is purchasing spares or repairs of that product. Typically within three to seven years of introduction of a new product, depending on the specific product, we will begin to see recurring sales of spare parts and repair business for the remainder of the product's life cycle, while continuing to sell new products.

6.   IN REGARD TO YOUR RESPONSE TO COMMENT 57, WE BELIEVE YOU SHOULD SEPARATELY
     DISCLOSE AND SEPARATELY AMORTIZE EACH IDENTIFIED TECHNOLOGY BASED
     INTANGIBLE ASSET.

     As listed above in our response to comment 1, we separately amortize each of our identifiable technology intangible assets that are subject to amortization.

     To assist the readers of our financial statements and in accordance with the disclosure requirements of SFAS 141, paragraph 52(a)(1), we will replace the
"Technology" major asset class with the following additional major intangible asset classes based on grouping identifiable technologies with the same useful lives:

VED core technology
VED application technology
X-ray generator and satcom application technology

     Exhibit A to this letter shows how we propose to amend the intangible assets table in Note 5 to our Consolidated Financial Statements for the year ended September 30, 2005 and in Note 2 to our Unaudited Condensed Consolidated
Financial Statements for the quarter ended December 30, 2005.

7.   JUSTIFY TO US THE USEFUL LIFE OF 25 YEARS FOR "EXISTING GOVERNMENT
     PROGRAMS" GIVEN ITS NEGATIVE GROWTH RATE AND THE EXPECTATION OF THE
     REPLACEMENTS BY NEW PRODUCTS. ALSO, JUSTIFY TO US THE USEFUL LIFE OF 50
     YEARS ASSIGNED TO "CORE VED TECHNOLOGY" GIVEN ITS EXISTENCE IN THE MARKET
     PLACE FOR 50 PLUS YEARS. THE

                                      -6-

     NATURE OF HIGH TECHNOLOGY IS THAT IT IS SUBJECT TO OBSOLESCENCE,
     COMPETITION AND OTHER ECONOMIC FACTORS.

     Due to the significant capital investment required for new military programs, their useful lives are usually quite long. The useful life of 25 years for "Existing Government Programs" is based on our expected revenue streams from the U.S. Government and foreign military sales, including new product shipments and sales of spares, and repairs. Shipments to foreign governments typically occur 10 to 20 years after initial shipments to the U.S. Government. The following examples support our estimate of a 25-year useful life for "Existing
Government Programs":

o    Six of the eighteen Large U.S. Government Programs discussed in our response to comment 4 above are employed on the DDG-51 Navy Destroyer ship.
     We have committed to the Navy to supply product for these programs until the year 2030, which is the Navy's minimum expected life of deployment for this vessel in its current configuration. The six programs are as follows:
     Phalanx close-in weapon system, MK-99 radar, SPY-1D:MPP radar, SPY-1D:BMD radar, SLQ-32 electronic warfare system and Harpoon missile.

o    On three programs (Hawk missile radar, ALQ-184 airborne electronic warfare system and ALE-50 airborne expendable decoy) we have committed to the U.S.
     Government to supply product for these programs for over 10 years and are currently receiving orders for foreign government end-use, which will need to be supported for at least 20 years.

o    Two recent U.S. military programs (NULKA shipboard expendable decoy and
     Patriot Advanced Capability missile) are being designed into new platforms for which we will supply product for 20 to 30 years, and foreign military requirements could extend the life of these programs for another 10 years or more after that.

     While VEDs and their associated technology have been around more than 50 years, current scientific theory predicts VEDs will continue in most of the applications they currently serve (as well as in new applications) for at least another 50 years. This rather long expected survival period for VED technology is due to the fact that there is only one competitive technology to
VEDs--solid-state power amplifiers (i.e., amplifiers made with transistors/integrated circuits). Solid-state amplifier technology has been around for more than 30 years, and while solid state amplifier technology has proven to be a cost-effective and reliable alternative to VEDs at low powers and frequencies, at higher powers and frequencies, VEDs remain the only feasible and cost-effective solution.

     The limitations of solid-state power amplifiers (SSPAs) are based on their physical properties. SSPAs achieve higher power by combining large numbers of individual transistors. Although this combination technique may be used to achieve high power, the size, complexity and cost of the SSPA will increase significantly as power output increases, because adequate space must be placed between the transistors to provide adequate cooling

                                      -7-

and prevent overheating. While significant steps have been made in the development of materials with greater thermal handling capability, solid state technology is still a long way from providing a feasible and cost-effective alternative to VEDs at medium to high powers.

     High frequency operation raises a similar issue. For solid-state transistors, output power varies inversely with the square of the device's operating frequency. Thus, at higher frequencies a much higher number of transistors is needed to reach powers necessary for certain applications.
Accordingly, while solid-state is competitive at the lower ends of the power and frequency requirements, there is no existing technology that is expected to compete effectively with VEDs for the indefinite future in high power, high frequency applications. While an argument could be made that our VED core technology has an indefinite life, we acknowledge that a definite life of 50 years is more appropriate.

     In addition, our customers have consistently demanded that we produce VEDs with higher power and frequency. This trend continues today as new applications such as High Power Microwave/Directed Energy, Free Electron Lasers, High
Accuracy Radar, and high resolution medical imaging require higher frequency and more power than is available from our existing production devices. The core VED technology is scalable to these next generation requirements. One commonly accepted measure of the combined power and frequency of a device is called the
"figure of merit" and is defined as the power of the device times frequency of the device squared. The figure of merit of VED technology has generally doubled every two years, and is expected to continue to grow at a comparable rate. In contrast, the figure of merit of solid state devices only doubles every twenty years. So, while low-power, low frequency applications can be served by a competing technology, there are many existing applications, as well as next generation applications, where there is no existing cost-effective and feasible alternative.

                                    * * * * *

                                       -8-

     If you have any questions concerning the foregoing, please contact the undersigned at (650) 846-3096 or Rick Wirthlin of Irell & Manella LLP, our
counsel, at (310) 203-7586.

                                       Sincerely,

                                       By:  /s/ Joel A. Littman
                                       ----------------------------------------
                                       Joel A. Littman, Chief Financial Officer

cc:
Securities and Exchange Commission:
         Mr. Robert S. Littlepage, Jr.
         Mr. Andrew Mew
CPI International, Inc.:
         Mr. O. Joe Caldarelli, Chief Executive Officer
KPMG LLP:
         Mr. Kevin Reagan
Irell & Manella LLP:
         Mr. Rick Wirthlin
         Ms. Sylvianne Pizarro

                                       -9-

                                    EXHIBIT A
                    PROPOSED REVISED INTANGIBLE ASSET TABLES

We propose to revise the intangible assets table in Note 5 to our Consolidated
Financial Statements for the fiscal year ended September 30, 2005 to read as follows:

INTANGIBLE ASSETS: THE FOLLOWING TABLES PRESENT THE DETAILS OF THE COMPANY'S
TOTAL PURCHASED INTANGIBLE ASSETS (IN THOUSANDS):

                                                                     ACCUMULATED
               SEPTEMBER 30, 2005                             COST  AMORTIZATION     NET

VED core technology ...................................    $30,700    $(1,048)    $29,652
VED application technology ............................     19,800     (1,340)     18,460
X-ray generator and satcom application technology .....      8,000       (902)      7,098
Customer backlog ......................................     17,450    (17,450)         --
Land lease ............................................     11,810       (444)     11,366
Tradename .............................................      5,800         --       5,800
Customer list and programs ............................      5,700       (224)      5,476
Noncompete agreement ..................................        110        (21)         89
                                                           --------  ---------    --------
Total .................................................    $99,370   $(21,429)    $77,941
                                                           ========  =========    ========

                                                                     ACCUMULATED
               OCTOBER 1, 2004                                COST  AMORTIZATION     NET

VED core technology ...................................    $30,700      $(435)    $30,265
VED application technology ............................     19,800       (551)     19,249
X-ray generator and satcom application technology .....      8,000       (364)      7,636
Customer backlog ......................................     17,450    (12,148)      5,302
Land lease ............................................     11,810       (181)     11,629
Tradename .............................................      4,400         --       4,400
                                                           --------  ---------    --------
Total .................................................    $92,160   $(13,679)    $78,481
                                                           ========  =========    ========

                                      A-1

We propose to revise the intangible assets table in Note 2 to our Unaudited
Condensed Consolidated Financial Statements for the quarter ended December 30,
2005 to read as follows:

INTANGIBLE ASSETS: THE FOLLOWING TABLES PRESENT THE DETAILS OF THE COMPANY'S
TOTAL PURCHASED INTANGIBLE ASSETS (IN THOUSANDS):

                                                                     ACCUMULATED
               DECEMBER 30, 2005                              COST  AMORTIZATION     NET

VED core technology ...................................    $30,700    $(1,201)    $29,499
VED application technology ............................     19,800     (1,538)     18,262
X-ray generator and satcom application technology .....      8,000     (1,036)      6,964
Customer backlog ......................................     17,450    (17,450)         --
Land lease ............................................     11,810       (510)     11,300
Tradename .............................................      5,800         --       5,800
Customer list and programs ............................      5,700       (281)      5,419
Noncompete agreement ..................................        110        (27)         83
                                                           --------  ---------    --------
Net identifiable intangible assets ....................    $99,370   $(22,043)    $77,327
                                                           ========  =========    ========

                                                                     ACCUMULATED
               SEPTEMBER 30, 2005                             COST  AMORTIZATION     NET

VED core technology ...................................    $30,700    $(1,048)    $29,652
VED application technology ............................     19,800     (1,340)     18,460
X-ray generator and satcom application technology .....      8,000       (902)      7,098
Customer backlog ......................................     17,450    (17,450)         --
Land lease ............................................     11,810       (444)     11,366
Tradename .............................................      5,800         --       5,800
Customer list and programs ............................      5,700       (224)      5,476
Noncompete agreement ..................................        110        (21)         89
                                                          --------   ---------    --------
Net identifiable intangible assets ....................    $99,370   $(21,429)    $77,941
                                                          ========   =========    ========

                                      A-2